Issuer Free Writing Prospectus
Filed by: Emergency Medical Services L.P.
Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-128925
Relating to Prospectus
Filed Pursuant to Rule 424(b)(3)
Free Writing Prospectus Dated December 21, 2005
This information supplements the information contained in the prospectus dated December 7, 2005
AMR HoldCo, Inc.
EmCare HoldCo, Inc.
Offer to Exchange

Issuers:	AMR HoldCo, Inc. and EmCare HoldCo, Inc. (the “Companies”).
Notes Offered:	$250,000,000 aggregate principal amount of senior subordinated notes due 2015.
Maturity Date:	February 15, 2015.
Interest:	10% per year on the principal amount, payable semi-annually in cash in arrears on February 15 and August 15 of each year, commencing August 15, 2005.
Recent Developments:	On December 21, 2005, Emergency Medical Services Corporation, or EMSC, completed its initial public offering. It sold 8,100,000 shares of its class A common stock to the underwriters at a price of $14.00 per share, for net proceeds of approximately $101.0 million, after deducting underwriting discounts and approximately $4.5 million of offering expenses. Attached to this Free Writing Prospectus, and included herein, is a copy of the Free Writing Prospectus and Final Term Sheet dated December 16, 2005, which sets forth information with respect to the final terms of the offering and the effect of those terms on certain information set forth in the Offer to Exchange. See the section captioned “Formation of Holding Company and Public Offering” in the prospectus for additional information concerning the transactions contemplated by the Offer to Exchange, including the completion of this initial public offering.
The Companies have filed a registration statement (including a prospectus) with the SEC for the offer to exchange which this communication relates. Before you elect to exchange, you should read the prospectus in that registration statement and other documents the Companies have filed with the SEC for more complete information about the Companies and this offer to exchange. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Companies will arrange to send you the prospectus if you request it by calling toll-free at 1-800-527-2145, extension 2439.